UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number: 001-34944

CHINA CERAMICS CO., LTD.

(Translation of registrant’s name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone

Anhai, Jinjiang City

Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by China Ceramics Co., Ltd. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including ”anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

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CHINA CERAMICS CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

		Six months ended June 30,
		2018	2017
	Notes	RMB'000	RMB'000

Net sales	5	355,630	336,450

Cost of goods sold		310,785	343,859

Gross profit (loss)		44,845	(7,409)

Other income	5	7,088	7,130
Selling and distribution expenses		(5,692)	(5,835)
Administrative expenses		(10,474)	(9,017)
Finance costs	6	-	(217)
Bad debt expense		(106,380)	-
Other expenses, net		(1,293)	(1,757)

Loss before taxation	6	(71,906)	(17,105)

Income tax credit	7	-	11,276

Loss attributable to shareholders		(71,906)	(5,829)

Other comprehensive (loss) income
Exchange differences on translation of financial statements of foreign operations		(399)	13

Total comprehensive loss for the period		(72,305)	(5,816)

		RMB	RMB
Loss per share
Basic	8	(17.23)	(2.07)
Diluted	8	(17.23)	(2.07)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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CHINA CERAMICS CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of June 30, 2018	As of December 31, 2017
	Notes	RMB'000	RMB'000
		(Unaudited)
ASSETS AND LIABILITIES
NONCURRENT ASSETS
Property, plant and equipment, net		81,631	87,316
Investment property, net		4,926	4,994
Land use rights, net		4,310	4,364
Deferred tax assets		209	209
Total noncurrent assets		91,076	96,883

CURRENT ASSETS
Inventories, net	9	183,741	191,667
Trade receivables, net	10	479,389	532,361
Other receivables and prepayments		10,231	2,152
Income tax refundable		-	27
Cash and bank balances		6,042	2,328
Total current assets		679,403	728,535

CURRENT LIABILITIES
Trade payables	11	81,878	61,084
Accrued liabilities and other payables	12	31,997	29,719
Amounts owed to related parties	14	36,160	36,017
Taxes payable		4,882	3,862
Total current liabilities		154,917	130,682

NET CURRENT ASSETS		524,486	597,853

NET ASSETS		615,562	694,736

EQUITY
Share capital	13	248	206
Reserves		615,314	694,530
Total stockholders' equity		615,562	694,736

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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CHINA CERAMICS CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED)

	Share capital	Share premium	Reverse recapitalization reserve	Merger reserve	Share-based payment reserves	Statutory reserve	Capital reserve	Retained earnings	Currency translation reserve	Total equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
	Note 13

Balance at December 31, 2017	206	678,883	(507,235)	58,989	123,805	135,343	61,266	144,434	(955)	694,736
Initial application of IFRS 9 (Note 3)	-	-	-	-	-	-	-	(15,118)	-	(15,118)
Restated balance at January 1, 2018	206	678,883	(507,235)	58,989	123,805	135,343	61,266	129,316	(955)	679,618
Issuance of new shares	41	7,910	-	-	-	-	-	-	-	7,951
Issuance of new shares -employee share-based payment	1	297	-	-	-	-	-	-	-	298
Net loss for the period	-	-	-	-	-	-	-	(71,906)	-	(71,906)
Other comprehensive loss-exchange differences on translation of financial statements of foreign operations	-	-	-	-	-	-	-	-	(399)	(399)
Balance at June 30, 2018	248	687,090	(507,235)	58,989	123,805	135,343	61,266	57,410	(1,354)	615,562

Balance at January 1, 2017	151	669,192	(507,235)	58,989	123,513	135,343	61,266	232,460	(1,230)	772,449
Issuance of new shares	20	4,155	-	-	-	-	-	-	-	4,175
Net loss for the period	-	-	-	-	-	-	-	(5,829)	-	(5,829)
Other comprehensive income-exchange differences on translation of financial statements of foreign operations	-	-	-	-	-	-	-	-	13	13
Balance at June 30, 2017	171	673,347	(507,235)	58,989	123,513	135,343	61,266	226,631	(1,217)	770,808

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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CHINA CERAMICS CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

		Six months ended June 30,
		2018	2017
	Notes	RMB'000	RMB'000

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxation		(71,906)	(17,105)
Adjustments for
Amortization of land use rights	6	54	71
Depreciation of property, plant and equipment	6	5,753	8,198
Gain on disposal of property, plant and equipment	6	-	(43)
Bad debt provision of trade receivables		106,380	-
Finance costs	6	-	219
Share based compensation		298	-
Operating cash flows before working capital changes		40,579	(8,660)
Decrease in inventories		7,926	17,500
Increase in trade receivables		(68,528)	(9,609)
Increase in other receivables and prepayments		(8,076)	(2,381)
Increase in trade payables		20,794	6,718
(Increase) Decrease in accrued liabilities, other payables and amounts owed to related parties		2,419	(3,590)
Increase in taxes payable		1,047	1,594
Cash (used in) generated from operations		(3,839)	1,572
Interest paid		-	-
Income tax paid		-	-

Net cash (used in) generated from operating activities		(3,839)	1,572

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets		-	(5,556)
Proceed from disposal of property, plant and equipment		-	70

Net cash used in investing activities		-	(5,486)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of share capital		7,952	3,956

Net cash generated from financing activities		7,952	3,956

NET INCREASE IN CASH AND CASH EQUIVALENTS		4,113	42
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		2,328	110
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		(399)	15

CASH AND CASH EQUIVALENTS, END OF PERIOD, comprising cash and bank balances		6,042	167

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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CHINA CERAMICS CO. LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018

(UNAUDITED)

1.	GENERAL INFORMATION

China Ceramics Co., Ltd. (“the Company” or “China Ceramics”) and its subsidiaries (together, “the Group”) manufacture and sell ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The Group has operations primarily in the People’s Republic of China (“PRC”).

The Company is an exempt corporation incorporated and domiciled in the British Virgin Islands with its shares listed on the NASDAQ Capital Market. The address of its registered office is c/o Harneys Corporate Services Limited of Tortola, British Virgin Islands. The head office of the Company is located at Junbing Industrial Zone, Jinjiang City, Fujian Province, the People’s Republic of China (“PRC”).

China Ceramics and its subsidiaries’ corporate structure as of June 30, 2018 is as follows:

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2.	BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with the audited consolidated financial statements and related footnotes on Form 20-F for the year ended December 31, 2017 as filed with the Securities and Exchange Commission. The accompanying unaudited condensed consolidated interim financial statements reflect all normal recurring adjustments which, in the opinion of management, are necessary for a fair statement of the results for the interim periods presented. Results for the six months ended June 30, 2018 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

These interim financial statements are presented in RMB, unless otherwise stated. They were approved for issue by the Audit Committee of the Board of Directors and the Board of Directors on September 27, 2018.

These interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2017 annual financial statements, except for those that relate to new standards or interpretations effective for the first time for periods beginning on or after January 1, 2018. This is the first set of the Company’s financial statements in which IFRS 9 and IFRS 15 have been adopted. Details of any changes in accounting policies are set out in note 3.

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

These interim financial statements contain condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2017 annual financial statements.

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3.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The IASB has issued the following amendments to IFRSs that are first effective for the current accounting period of the Company:

IFRS 9	Financial Instruments
IFRS 15	Revenue from Contracts with Customers
Amendments to IAS 40	Transfer to Investment Property

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a 5-step approach to revenue recognition:

• Step 1: Identify the contract(s) with a customer

• Step 2: Identify the performance obligations in the contract

• Step 3: Determine the transaction price

• Step 4: Allocate the transaction price to the performance obligations in the contract

• Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when 'control' of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

The Company’s contracts with customers for the sale ceramics tiles used for exterior siding and for interior flooring generally include only one performance obligation. The adoption of IFRS 15 does not have a significant impact on when the Company recognizes revenue from its principal activities. Under the transfer-of-control approach in IFRS 15, revenue from sales of product is generally recognized when customer acceptance has been obtained, which is the point of time when the customer has the ability to direct the use of the product and obtain substantially all of the remaining benefits of the product.

IFRS 9 Financial Instruments (“IFRS 9”)

IFRS 9 issued in 2009 introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and further amended in 2013 to include the new requirements for general hedge accounting. Another revised version of IFRS 9 was issued in 2014 mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a ‘fair value through other comprehensive income’ (FVTOCI) measurement category for certain simple debt instruments.

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Key requirements of IFRS 9 are described below:

•	All recognized financial assets that are within the scope of IAS 39 Financial Instruments Recognition and Measurement are subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured at FVTOCI. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

•	With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value of financial liabilities attributable to changes in the financial liabilities’ credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss was presented in profit or loss.

•	In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model (“ECL”), as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

•	The new general hedge accounting requirements retain the three types of hedge accounting. However, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an 'economic relationship'. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity's risk management activities have also been introduced.

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The measurement categories for all financial liabilities as of January 1, 2018 have not been impacted by the initial application of IFRS 9.

Key changes in the Company’s accounting policies resulting from application of IFRS 9

Impairment under ECL model

The Company recognizes a loss allowance for ECL on financial assets which are subject to impairment under IFRS 9 (including trade and other receivables, amounts due from related parties, restricted cash, bank balances and cash). The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessment are done based on the Company’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Company always recognizes lifetime ECL for its trade receivables. The ECL on these assets are assessed individually for debtors with significant balances and/or collectively using a provision matrix with appropriate groupings.

For all other instruments, the Company measures the loss allowance equal to 12m ECL, unless when there has been a significant increase in credit risk since initial recognition, the Company recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Company considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

•	an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;

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•	significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;

•	existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;

•	an actual or expected significant deterioration in the operating results of the debtor;

•	an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Company presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Company has reasonable and supportable information that demonstrates otherwise.

The Company considers that default has occurred when the instrument is more than 90 days past due unless the Company has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.

Measurement and recognition of ECL

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information.

Generally, the ECL is estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the effective interest rate determined at initial recognition.

Interest income is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit impaired, in which case interest income is calculated based on amortized cost of the financial asset.

As of January 1, 2018, the management of the Company reviewed and assessed the Company’s existing financial assets for impairment using reasonable and supportable information that is available without undue cost or effort in accordance with the requirements of IFRS 9. The results of the assessment and the impact thereof are detailed below.

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Summary of effects arising from initial application of IFRS 9

Impairment under ECL model

The Company applies the IFRS 9 simplified approach to measure ECL which uses a lifetime ECL for all trade receivables. To measure the ECL, trade receivables have been grouped based on shared credit risk characteristics.

Loss allowances for other financial assets at amortized cost mainly comprise of bank balances and cash, other receivables, amounts due from related parties are measured on 12m ECL basis and there had been no significant increase in credit risk since initial recognition.

No additional impairment for other financial assets at amortized cost as at January 1, 2018 is recognized as the amount of additional impairment measured under the ECL model is immaterial.

Transition

The Group has applied the transitional provision in IFRS 9 such that IFRS 9 was generally adopted without restating comparative information. The reclassifications and the adjustments arising from the new ECL rules are therefore not reflected in the statement of financial position as at 31 December 2017, but are recognized in the statement of financial position on January 1, 2018. This means that differences in the carrying amounts of financial assets resulting from the adoption of IFRS 9 are recognized in reserves as at January 1, 2018. Accordingly, the information presented for 2017 does not reflect the requirements of IFRS 9 but rather those of IAS 39.

The following tables summarized the impact, net of tax, of transition to IFRS 9 on the opening balance of retained earnings as of January 1, 2018:

RMB’000

Retained earnings as of December 31, 2017	144,434
Recognition of expected credit losses (“ECLs”) on trade receivables as of January 1, 2018	(15,118)
Restated retained earnings as of January 1, 2018 (unaudited)	129,316

Amendments to IAS40 Transfers of Investment Property

The amendments clarify that a transfer to, or from investment property necessitates an assessment of whether a property meets or has ceased to meet the definition of investment property, supported by evidence that a change in use has occurred. The amendments further clarify that situations other than the ones listed in IAS40 may evidence a change in use, and that a change in use is possible for properties under construction (i.e. a change in use is not limited to completed properties).

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At the date of initial application, the Company assessed the classification of certain properties based on conditions existed at that date, there is no impact to the classification at January 1, 2018.

The application of amendments to IAS40 in the current interim period has had no material effect on the amounts reported and/or disclosures set out in these condensed consolidated financial statements.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

5.	REVENUE AND OTHER INCOME

a)	An analysis of the Company’s revenue and other income is as follows:

	For the six months ended June 30,
	2018	2017
	RMB’000	RMB’000
Revenue
Sale of goods	355,630	336,450
Other income
Rental income	7,088	7,130

b)	Segment reporting

The Company identifies operating segments and prepares segment information based on the regular internal financial information reported to the Chief Executive Officer and executive directors, who are the Company’s chief operating decision maker, for their decisions about the allocation of resources to the Company’s business components and for their review of the performance of those components.

The Company operates principally in the manufacturing and sale of medium to high-end ceramic tiles. The Chief Executive Officer and executive directors regularly review the Company’s business as one business segment.

The business of the Company is engaged entirely in the PRC. The Chief Executive Officer and executive directors regularly review the Company’s business as one geographical segment.

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6.	LOSS BEFORE TAXATION

	For the six months ended June 30,
	2018	2017
	RMB’000	RMB’000

Finance costs
Interest on a convertible note	-	217

Cost of inventories recognized as an expense	309,183	343,533
Depreciation	5,753	8,198
Amortization of land use rights	54	71
Gain on disposal of property, plant and equipment	-	(43)
Operating lease charges	6,951	6,951
Research and development costs	550	-
Staff costs (including key management personnel remuneration)	27,680	29,786

For the six months ended June 30, 2018, cost of inventories recognized as expense included staff costs of RMB 22.1 million (six months ended June 30, 2017: RMB 24.7 million), depreciation and amortization expense of RMB 4.2 million (six months ended June 30, 2017: RMB 6.6 million), operating lease charges of RMB 7.0 million (six months ended June 30, 2017: RMB 7.0 million), which amounts are also included in the respective total amounts disclosed separately for each of these types of expenses.

7.	INCOME TAX CREDIT

	For the six months ended June 30,
	2018	2017
	RMB’000	RMB’000
Current Tax:
PRC Income Tax	-	(11,276)
Deferred tax expense	-	-
	-	(11,276)

British Virgin Islands Profits Tax

The Company has not been subject to any taxation in this jurisdiction for the six months ended June 30, 2018 and 2017.

Hong Kong Profits Tax

The subsidiaries in Hong Kong are subject to tax charged on Hong Kong sourced income with a statutory tax rate of 16.5% for the six months ended June 30, 2018 and 2017. No Hong Kong profits tax has been provided as the Company has no assessable profit arising in Hong Kong for the six months ended June 30, 2018 and 2017.

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PRC Income Tax

The subsidiaries in the PRC are subject to the enterprise income tax in accordance with “PRC Enterprise Income Tax Law” (“EIT Law”), and the applicable income tax rate for the six months ended June 30, 2018 and 2017 is 25%.

8.	LOSS PER SHARE

	For the six months ended June 30,
	2018	2017
Loss attributable to holders of ordinary shares (RMB’000):	(71,906)	(5,829)
Weighted average number of ordinary shares outstanding used in computing basic and diluted earnings per share*	4,172,926	2,819,619

Loss per share - basic (RMB)	(17.23)	(2.07)
Loss per share - diluted (RMB)	(17.23)	(2.07)

*	Warrants to purchase common stock are not included in the diluted loss per share calculations when their effect is antidilutive. For the six months ended June 30, 2018 and 2017, 178,572 shares of potential common stock related to outstanding stock warrants were excluded from the calculation of diluted net loss per share as such shares are antidilutive when there is a loss.

9.	INVENTORIES

	As of
	June 30, 2018	December 31,2017
	RMB’000	RMB’000
Raw materials	13,744	20,896
Work in progress	5,206	5,206
Finished goods	164,791	165,565
	183,741	191,667

The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	For the six months ended June 30,
	2018	2017
	RMB’000	RMB’000
Carrying amount of inventories sold	309,183	343,533
Write down of inventories (included in cost of sales)	-	-
	309,183	343,533

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10.	TRADE RECEIVABLES

	As of
	June 30, 2018	December 31, 2017
	RMB’000	RMB’000
Trade receivables	696,392	627,865
Less: provision for impairment	(217,003)	(95,504)
	479,389	532,361

The Company’s trade receivables are denominated in Renminbi and non-interest bearing. In 2011, the credit period granted to distributors was generally for a period within 90 days. Since the end of 2012, the Company had extended the collection period to 150 days to address funding pressures of its distributors. Other customers were granted a credit period of 90 days in the years ended December 31, 2013, and extended to 120 days in the year ended December 2015 and after.

An aging analysis of the Company's trade receivables, based on the invoice date, is as follows:

	As of
	June 30, 2018	December 31, 2017
	RMB’000	RMB’000
Within 90 days	227,808	246,441
Between 3 and 6 months	113,040	275,329
More than 6 months	138,541	10,591
	479,389	532,361

As of June 30, 2018, the Company is exposed to certain credit risks as 15% and 52% of the total trade receivables were due from the Company’s largest and five largest customers, respectively.

As of December 31, 2017, the Company is exposed to certain credit risks as 13% and 43% of the total trade receivables were due from the Company's largest and the five largest customers, respectively.

11.	TRADE PAYABLES

	As of
	June 30, 2018	December 31, 2017
	RMB’000	RMB’000
Trade payables	81,878	61,084

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Trade payables are denominated in Renminbi, non-interest bearing and generally settled within 120-day terms. All of the trade payables are expected to be settled within one year. The carrying value of trade payables is considered to be a reasonable approximation of fair value.

12.	ACCRUED LIABILITIES AND OTHER PAYABLES

	As of
	June 30, 2018	December 31, 2017
	RMB’000	RMB’000
Deposits received from distributors	17,200	17,200
Accrued salary	4,971	3,804
Accrued rent, electricity and water	4,565	3,641
Accrued other taxes	1,939	1,728
Others	3,322	3,346
	31,997	29,719

The Company usually requests a deposit from RMB 400,000 to RMB 1,000,000 from new distributors upon signing a distributorship agreement as security for the performance of their obligations under the distributorship agreement.

Accrued liabilities consist mainly of accrued rental, wages and utility expenses.

The carrying value of accrued liabilities and other payables is considered to be a reasonable approximation of fair value.

13.	SHARE CAPITAL

As of
	June 30, 2018		December 31, 2017
	Number	US$	Number	US$
	of shares	’000	of shares	’000
Authorized:
Ordinary shares of US$ 0.008 each	51,000,000	400	51,000,000	400

	June 30, 2018
	Number	RMB
	of shares	’000
Outstanding and fully paid:
Ordinary shares of US$ 0.008 each
At January 1, 2018	3,851,485	206
Issuance of new shares	770,299	41
Issuance of new shares – share-based compensation	27,089	1
At June 30, 2018	4,648,873	248

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On April 3, 2017, the Company, pursuant to a securities purchase agreement, between the Company and an institutional accredited investor, completed a registered offering of US$ 631,579 principal amount of its 5% original issue discount convertible promissory note due January 3, 2018 for the purchase price of US$ 600,000. At its option, the holder of the Note may convert the Note into the right to acquire shares of the Company at any time prior to the Maturity Date at the conversion price which is equal to 85% of the volume weighed average price (VWAP) per share over the five (5) trading day period prior to each conversion of the Note, subject to US$ 1.00 per share floor price and other conversion limitations to ensure compliance with the Nasdaq Stock Exchange and other applicable laws, rules and regulations. Right after the issuance of the convertible promissory note, from April 4, 2017 through May 23, 2017, the investors converted this note into 369,626 common shares at the conversion price ranging from US$ 1.1828 – US$ 1.9355 per share.

On July 18, 2017, the Company completed a private place for proceeds of US$ 861,595 by issuing 633,526 shares at US$ 1.36 per share. There was no discounts or brokerage fees associated with this offering. The net proceeds of the offering were used for working capital and general corporate purposes.

From August to December 2017, the Company issued aggregate of 27,394 shares to its Chief Financial Officer as stock compensation expense. The fair value of 27,394 shares was RMB 294,000.

On April 19, 2018, the Company entered into a securities purchase agreement with certain individual investors relating to a registered direct offering, issuance and sale of an aggregate of 770,299 of its shares (the “Shares”), at a purchase price of US$ 1.56 per share, the closing price of the Company’s equity securities as reported on Nasdaq on the same date. The Shares were offered pursuant to the Company’s previously filed and effective Registration Statement on Form F-3. The net proceeds to the Company from the Offering were RMB7,952,000 (US$ 1.2 million). The Offering closed on April 23, 2018. Proceeds from the Offering will be used for working capital and general corporate purposes. There were no discounts or brokerage fees associated with this Offering.

From January to June 2018, the Company issued aggregate of 27,089 shares to its Chief Financial Officer as stock compensation expense. The fair value of 27,089 shares was RMB 286,500.

14.	RELATED PARTY TRANSACTIONS

Apart from those discussed elsewhere in these condensed consolidated financial statements, the following are significant related party transactions entered into between the Company and its related parties at agreed rate:

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	For the six months ended June 30,
	2018	2017
	RMB’000	RMB’000
Service fees paid to Stuart Management Co.	41	41

	As of
	June 30, 2018	December 31, 2017
	RMB’000	RMB’000
Amounts owed to related parties	36,160	36,017

Pursuant to an administrative services agreement dated as of December 1, 2009 between the Company and Stuart Management Co., an affiliate of Paul K. Kelly, an ex-director who resigned on Nov 27, 2013, the Company paid US$ 6,000 (equivalent to RMB 38,193) during the six months ended June 30, 2018 plus out-of-pocket expenses to Stuart Management Co. for administrative services. The initial one-year term began on December 1, 2009, and the agreement automatically renews for successive one-year terms unless either party notifies the other of its intent not to renew. During the term of the agreement, Stuart Management Co. will provide the Company with general administrative services, including acting as the Company’s administrative agent in the United States and the British Virgin Islands, and allow the Company to utilize certain of its office space for meetings. The agreement was renewed to reduce the amount to US$ 4,900 (equivalent to RMB 30,000) a month in December 2013. The amount was further reduced to US$ 1,000 (equivalent to RMB 6,000) a month commencing October 2014. The Company terminated service with Stuart Management starting from July 1, 2018.

The Company owed Stuart Management Co. US$ 0 as of June 30, 2018 and December 31, 2017.

Mr. Huang Jia Dong, the founder and Chairman of Hengda and the Chief Executive Officer and one of the directors of the Company and Mr. Wong Kung Tok, formerly one of the Company’s significant shareholders, provide working capital loans to the Company from time to time during the normal course of its business. These loans amounted to RMB 35,057,000 and RMB 34,928,000 as of June 30, 2018 and December 31, 2017, respectively. These loans are interest free, unsecured and repayable on demand. Mr. Huang and Mr. Wong are brothers-in-law.

As of June 30, 2018 and December 31, 2017, the Company had a loan of US$ 167,000 (equivalent to RMB 1,103,000) and US$ 167,000 (equivalent to RMB 1,089,000), respectively, payable to Sound Treasure Limited, an affiliate of Mr. Huang Jia Dong and a shareholder of the Company. This loan is interest free, unsecured and repayable on demand.

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15.	COMMITMENTS

(a)	Operating lease commitments

The Company leases production factories, warehouses and employees’ hostel from unrelated parties under non-cancellable operating lease arrangements. The leases have varying terms and the total future minimum lease payments of the Company under non-cancellable operating leases are payable as follows:

	As of
	June 30, 2018	December 31, 2017
	RMB’000	RMB’000
Within one year	13,902	13,902
After one year and within five years	12,743	19,694
	26,645	33,596

The leases typically run for an initial period of five years, with an option to renew the lease when all terms are renegotiated. Lease payments are usually increased every five years to reflect market rentals. None of the leases includes contingent rentals.

(b)	Other commitments

The Company had the following other commitments:

	As of
	June 30, 2018	December 31, 2017
	RMB’000	RMB’000
Advertising expenditure contracted but not provided for in the financial statements	-	1,670

16.	SUBSEQUENT EVENTS

The Company has evaluated all events that have occurred subsequent to June 30, 2018 through the date that the consolidated financial statements were issued. Management has concluded that no subsequent events required disclosure in these financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a British Virgin Islands limited liability company whose predecessor, CHAC, was incorporated in Delaware on June 22, 2007 and was organized as a “blank check” company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business that had its principal operations in Asia, with a focus on potential acquisition target in China.

Pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, on November 20, 2009, CHAC merged with and into China Ceramics, its wholly owned British Virgin Islands subsidiary, and, immediately thereafter, as part of the same integrated transaction, China Ceramics acquired all of the outstanding securities of Success Winner.

China Ceramics, through its operating subsidiaries, is a leading PRC-based manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda”, “HDL” or “Hengdeli”, “TOERTO” and “WULIQIAO” brands, are available in over two thousand styles, colors and size combinations. Currently, we have five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) polished glazed tiles. Porcelain tiles are our best-selling products, accounting for over 72.0% and 65.9% of our total revenue in the six months ended June 30, 2018 and 2017, respectively.

Combined, these facilities currently provide an aggregate annual maximum production capacity of approximately 61.5 million square meters. In March 2016, the Company entered into an eight-year contract to lease out one of the production lines from its Hengdali facility. The production line has the capacity to produce approximately 10 million square meters of ceramic tiles annually. The term of the contract is from March 1, 2016 to February 29, 2024. The Company believes that it is prudent to generate income from its unused production capacity from a third party rather than let it remain idle. Therefore, for the term of the eight-year lease, the Company may only produce up to 28.8 million square meters of ceramic tiles from its Hengdali facility and 32.7 million square meters of ceramic tiles from its Hengda facility, and the our maximum annual production capacity has been effectively reduced from 76 million square meters of ceramic tiles to 61.5 million square meters of ceramic tiles (after disposal of an old kiln with annual capacity of 4.5 million square meters in the end of 2016).

Due to currently challenging economic conditions in the first half of 2018, we utilized production facilities capable of producing 21 million square meters, as compared with fiscal 2017, when we utilized production facilities capable of producing 31 million square meters. We currently have ten production lines, including the one that is leased, with each production line optimized to manufacture specific size ranges to maximize efficiency and output.

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Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the six months ended June 30, 2018 and has been prepared based on the consolidated financial statements of China Ceramics Co., Ltd. and its subsidiaries. The consolidated financial statements of China Ceramics Co., Ltd. and its subsidiaries have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, or “IASB.” The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments that have been measured at fair value.

The business combination on November 20, 2009 has been accounted for as a reverse recapitalization. The acquisition agreement resulted in the former owner of Success Winner obtaining effective operating and financial control of the combined entity. Prior to the acquisition, we had no operating business. Accordingly, the acquisition does not constitute a business combination for accounting purposes and is accounted for as a capital transaction. That is, the transaction is in substance a reverse recapitalization, equivalent to the issuance of equity interests by Success Winner for the net monetary assets of China Ceramics accompanied by a recapitalization. The consolidated financial statements are a continuation of the financial statements of Success Winner. The assets and liabilities of China Ceramics are recognized at their carrying amounts at the date of acquisition with a corresponding credit to the consolidated equity and no goodwill or other intangible assets are recognized. The equity of the combined entity recognized at the date of acquisition represents the equity balances of Success Winner together with the deemed proceeds from the reverse recapitalization determined as described above. However, the equity structure presented in the consolidated financial statements (number and values of equity instruments issued) reflects the equity structure of the legal parent, China Ceramics. Costs directly attributable to the transaction have been debited to equity to the extent of net monetary assets received.

Results of Operations

The following table sets forth our financial results for the six months ended June 30, 2018 and 2017, respectively:

RMB(’000)	2017	2018
Revenue	336,450	355,630
Cost of sales	(343,859)	(310,785)
Gross profit (loss)	(7,409)	44,845
Other income	7,130	7,088
Other expenses	(1,757)	(1,293)
Selling and distribution expenses	(5,835)	(5,692)
Administrative expenses	(9,017)	(10,474)
Bad debt expenses	-	(106,380)
Finance costs	(217)	-
Loss before taxation	(17,105)	(71,906)
Income tax credit	11,276	-
Loss attributable to shareholders	(5,829)	(71,906)

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Description of Selected Income Statement Items

Revenue.  We generate revenue from the sales of ceramic tiles, including porcelain tiles, glazed porcelain tiles, glazed tiles, rustic tiles and polished glazed tiles, net of rebates and discounts. For the past three fiscal years, the second and third calendar quarters have been the peak season of the property developing industry, and, therefore, our quarterly sales are usually highest from May to September compared to the rest of the year. Conversely, our sales were lower between the months of January to March. This is because property developing activities tend to be low due to the effects of cold weather and the PRC Spring Festival. Beginning on July 1, 2016, we reduced the selling price of certain of our slow-moving products by 10% with the goal of turning some of this inventory into cash. Beginning on October 1, 2016, in order to generate sales and move inventory, we instituted a 20% reduction in price of our slow-moving products. However, in 2017, we increased our average selling price by 20%, moreover, we had a 5% price increase on all the products in April 2018.  The revenue slightly increased by 5.7% in the six months ended June 30, 2018 as compared to same period of 2017. This was mainly due to the 17.1% increase in average selling price, while our average sales volume during the same period in 2018 decreased by 9.3% mainly as a result of this price increase.

Cost of sales.  Cost of sales consists of costs directly attributable to production, including the cost of clay, color materials, glaze materials, coal, salaries for staff engaged in production activity, electricity, depreciation, packing materials, and related expenses.

The most significant factors that directly or indirectly affect our cost of sales are as follows:

·	Availability and price of clay;

·	Availability and price of coal; and

·	Availability and price of dyes; and

·	Price of energy.

Clay is a key material for making ceramic tiles, and accounted for approximately 24.4% and 24.6% of our cost of production in the six months ended June 30, 2018 and 2017, respectively. Fujian and Jiangxi Provinces, where our production facilities are located, are the largest clay resources areas in China and clay supply is stable and sufficient for our production and planned production.

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Dyes are another key material for making ceramic tiles, and accounted for approximately 29.6% and 27.8% of our cost of production in the six months ended June 30, 2018 and 2017, respectively. A number of dyes are used in ceramic tiles, and the prices of different dyes have experienced fluctuations in the past few years.

Other income and other expenses.  Other income consists of interest income, foreign exchange gain/loss, and rental income by leasing out one of its production lines. Other expenses primarily consist of the loss on disposal of equipment and the depreciation by leasing out one of its production lines.

Selling and distribution expenses.  Selling and distribution expenses consist of payroll, traveling expenses, transportation and advertising expenses incurred by our selling and distribution team.

Administrative expenses.  Administrative expenses consist primarily of employee remuneration, payroll taxes and benefits, general office expenses, bad debt provision of trade receivable and depreciation. We expect administrative expenses to continue to increase in absolute amounts. We also incur additional expenses related to costs of compliance with securities laws and other regulations, including audit and legal fees and investor relations expenses.

Finance costs.  Finance costs consist of interest expense on a convertible note. During the six months ended June 30, 2018 and 2017, the finance costs was nil and RMB 217,000, respectively.

Income taxes. Our subsidiaries in the PRC are subject to the PRC Enterprise Income Tax Law, and the applicable income tax rate pursuant to such law in the six months ended June 30, 2017 and 2018 is 25%.

Results of Operations

Six months ended June 30, 2018 compared to six months ended June 30, 2017

Revenue.  The following table sets forth the breakdown of revenue, by product categories, for six months ended June 30, 2018 and 2017:

Revenue RMB (’000)	2017	Percentage	2018	Percentage
Porcelain	221,908	65.96%	256,164	72.03%
Glazed Porcelain	13,794	4.10%	7,950	2.24%
Glazed	15,843	4.71%	6,761	1.90%
Rustic	33,527	9.96%	30,877	8.68%
Polished Glazed	51,378	15.27%	53,878	15.15%
Total	336,450	100.00%	355,630	100.00%

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Revenue increased by RMB 19.2 million, or 5.7%, to RMB 355.6 million in the six months ended June 30, 2018, from RMB 336.5 million for the six months ended June 30, 2017. The increase in revenue was primarily driven by 17.1% increase in average selling price despite our average sales volume decreased by 9.3%.

Porcelain tiles. Revenue from the sales of porcelain tiles increased 15.4%, from RMB 221.9 million for the six months ended June 30, 2017 to RMB 256.2 million for the six months ended June 30, 2018. The increase was primarily attributable to the increase in our sales price in 2018 as compared to 2017. Porcelain tiles for exterior walls are still our most popular product and have the largest market potential of all of our tiles. We expect porcelain tiles to continue to be our key product for the foreseeable future.

Glazed porcelain tiles. Revenue from glazed porcelain tiles decreased 42.4%, from approximately RMB 13.8 million for the six months ended June 30, 2017 to RMB 8.0 million for the six months ended June 30, 2018, which was mainly due to a 50.7% decrease in sales volume in six months ended June 30, 2018 as compared to same period of 2017.

Glazed tiles. Revenue from glazed tiles decreased 57.3%, from RMB 15.8 million for the six months ended June 30, 2017 to RMB 6.8 million for the six months ended June 30, 2018, which was mainly due to a 63.8% decrease in sales volume in six months ended June 30, 2018 as compared to same period of 2017.

Rustic tiles. Revenue from rustic tiles decreased 7.9%, from RMB 33.5 million for the six months ended June 30, 2017 to RMB 30.9 million for the six months ended June 30, 2018, which was mainly due to a 29.4% decrease in sales volume in six months ended June 30, 2018 as compared to same period of 2017.

Polished glazed tiles. Revenue from polished glazed tiles increased 4.9%, from RMB 51.4 million for the six months ended June 30, 2017 to RMB 53.9 million for the six months ended June 30, 2018. We began selling polished glazed tiles in the second quarter of 2011. We believe that this product represents both a functional and cost-effective replacement for actual marble or stone materials used in a decorative fashion inside homes. The polished glazed tiles are larger than our other tiles and we believe that demand for this series will increase in the future.

Cost of sales. The following table sets forth the breakdown of cost of sales, by product segment, for the six months ended June 30, 2018 and 2017:

Cost of sales RMB (’000)	2017	Percentage	2018	Percentage
Porcelain	227,516	66.17%	223,745	71.99%
Glazed Porcelain	16,485	4.79%	7,922	2.55%
Glazed	17,404	5.06%	6,266	2.02%
Rustic	33,909	9.86%	25,809	8.30%
Polished Glazed	48,545	14.12%	47,043	15.14%
Total	343,859	100.00%	310,785	100.00%

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Cost of sales was RMB 310.8 million for the six months ended June 30, 2018 compared to RMB 343.9 million for the six months ended June 30, 2017, representing a decrease of RMB 33.1 million, or 9.6%. The decrease in cost of sales was primarily due to the decrease of depreciation expense for manufacturing machinery and equipment resulting from the write-down of fixed assets at December 31, 2017.

Gross profit (loss). The following table breaks down of our gross profit (loss) and gross profit (loss) margin by product segment for the six months ended June 30, 2018 and 2017:

	2017		2018
RMB (’000)	Gross Loss	Loss Margin	Gross Profit	Profit Margin
Porcelain	(5,608)	(2.5)%	32,419	12.7%
Glazed Porcelain	(2,691)	(19.5)%	29	0.4%
Glazed	(1,561)	(9.8)%	495	7.3%
Rustic	(382)	(1.1)%	5,068	16.4%
Polished Glazed	2,833	5.5%	6,834	12.7%
All products	(7,409)	(2.2)%	44,845	12.6%

Our gross profit (loss)  increased by RMB 52.3 million for the six months ended June 30, 2018, from RMB 7.4 million gross loss for the six months ended June 30, 2017 to RMB 44.8 million gross profit for the same period of 2018. The gross profit margin was 12.6% for the six months ended June 30, 2018, as compared to a negative 2.2% profit margin for the same period of 2017. The increase in gross profit margin was primarily due to the 17.1% increase in the average selling price of the Company’s ceramic tiles and the decrease in depreciation expense resulting from the write-down of fixed assets at December 31, 2017.

Other income. Other income for the six months ended June 30, 2018 was RMB 7.1 million, as compared to RMB 7.1 million for the same period of 2017. For the six months ended June 30, 2018, other income consisted of RMB 7.1 million the Company received by leasing out one of the production lines from its Hengdali facility pursuant to an eight-year lease contract.

Selling and distribution expenses. Selling and distribution expenses for the six months ended June 30, 2018 were RMB 5.7 million as compared to RMB 5.8 million for the same period of 2017. The year-over-year decrease in selling and distribution expenses was primarily due to an RMB 0.1 million decrease in traveling expenses.

Administrative expenses. Administrative expenses were RMB 10.5 million for the six months ended June 30, 2018, compared to RMB 9.0 million for the six months ended June 30, 2017, representing an increase of RMB 1.5 million, or 16.2%. The year-over-year increase in administrative expenses was primarily due to the increases in professional expenses of RMB 1.1 million, rent expense of RMB 0.3 million and share based compensation expenses of RMB 0.3 million, but partly offset by decreased Hengda’s office expense by RMB 0.2 million.

Bad debt expense. Bad debt expense for the six months ended June 30, 2018 was RMB 106.4 million, as compared to nil for the same period of 2017, primarily due to the write-off of bad debt due to uncollectible debt associated with our customers. The Company recognizes a loss allowance for expected credit loss on its financial assets, primarily on its trade receivables, which are subject to impairment under IFRS 9, Financial Instruments, first effective for the current accounting period. The Company believes that it has undertaken appropriate measures to resolve its bad debt expense. The Company will continue to review each of its customers for credit quality as well as assiduously test its accounts receivables balances in each upcoming fiscal period.

Finance costs. Finance costs decreased 100% or RMB 0.2 million, from RMB 0.2 million for the six months ended June 30, 2017 to RMB 0 for the six months ended June 30, 2018. The finance costs in 2017 were related to a convertible note, which was issued and converted in the first half of 2017.

Other expenses. Other expenses decreased 26.4% or RMB 0.5 million, from RMB 1.8 million for the six months ended June 30, 2017 to RMB 1.3 million for the six months ended June 30, 2018. The decrease in other expenses was mainly caused by an increase in the foreign exchange gain of RMB 0.2 million.

Loss before taxation. Loss before taxation increased 320.4% or RMB 54.8 million, from RMB 17.1 million loss for the six months ended June 30, 2017 to RMB 71.9 million loss for the six months ended June 30, 2018. The increase in loss before taxation was mainly due to the bad debt expense of RMB 106.4 million which was partly offset by increased gross profit by RMB 52.3 million for the six months ended June 30, 2018.

Income taxes. We incurred an income tax of RMB 0 for the six months ended June 30, 2018 compared to an income tax credit of RMB 11.3 million for the six months ended June 30, 2017, representing a decrease in tax credit of RMB 11.3 million. Our PRC statutory enterprise income tax rate was 25% for the six months ended June 30, 2018 and 2017.

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Loss attributable to shareholders. Loss attributable to shareholders increased approximately RMB 66.1 million or 1133.6%, from RMB 5.8 million for the six months ended June 30, 2017 to RMB 71.9 million for the six months ended June 30, 2018.

 Liquidity and Capital Resources

The following table presents a summary of our cash flows and beginning and ending cash balances for the six months ended June 30, 2017 and 2018:

RMB(’000)	2017	2018
Net cash generated from (used in) operating activities	1,572	(3,839)
Net cash used in investing activities	(5,486)	-
Net cash generated from financing activities	3,956	7,952
Net cash flow	42	4,113
Cash and cash equivalents at beginning of period	110	2,328
Effect of foreign exchange rate differences	15	(399)
Cash and cash equivalents at end of period	167	6,042

We have historically financed our liquidity requirements mainly through operating cash flow, bank loans and issuance of new shares. We believe that we will generate sufficient cash from operations to meet our needs for the next twelve months.

Private Placement of Unregistered Equity Securities of the Company

On July 18, 2017, the Company completed a $861,000 private placement of its ordinary shares pursuant to subscription agreements (the “Subscription Agreements”) with certain accredited investors (the “Offering”) at the price of $1.36 per share, the closing price of the Company’s securities on July 17, 2017. The Company agreed to register the shares sold in the Offering for resale no later than 270 days after the closing of the Offering. All respective purchasers in the Offering were “accredited investors” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act), and the Company sold the securities in the Offering in reliance upon an exemption from registration contained in Section 4(2) and Rule 506 under the Securities Act. There were no discounts or brokerage fees associated with this Offering. The net proceeds of the Offering were used for working capital and general corporate purpose. On April 16, 2018, the Company filed a registration statement on Form F-3 to register its shares sold in the Offering for resale by the selling shareholders.

Registered Direct Offering of the Company’s Equity Securities

On April 19, 2018, the Company entered into a securities purchase agreement (the “Agreement”) with certain individual investors relating to a registered direct offering, issuance and sale (the “Offering”) of an aggregate of 770,299 of its shares (the “Shares”), at a purchase price of $1.56 per share, the closing price of the Company’s equity securities as reported on Nasdaq on the same date. The Shares were offered pursuant to the Company’s previously filed and effective Registration Statement on Form F-3 that was filed with the Securities and Exchange Commission on August 21, 2015, subsequently amended, and declared effective October 15, 2015 (File No. 333-206516). The Company filed a prospectus supplement related to the Offering dated April 19, 2018. The gross proceeds to the Company from the Offering, before deducting the Company’s estimated offering expenses, were approximately $1.2 million (RMB 7,951,000). The Offering closed on April 23, 2018. Proceeds from the Offering were used for working capital and general corporate purposes. There were no discounts or brokerage fees associated with this Offering.

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Cash flows from operating activities.

Our net cash used in operating activities was RMB 3.8 million for the six months ended June 30, 2018, a decrease of RMB 5.4 million, or 344.2%, from cash inflow of RMB 1.6 million for the same period in 2017. The increase of cash outflow was mainly due to slow collection on accounts receivable. The generation of cash from operations will continue to be a key component of the Company’s ability to operate as a going concern and to return to profitability .

Cash flows from investing activities.

Net cash generated from (used in) investing activities in the six months ended June 30, 2018 was RMB 0, compared to RMB 5.5 million of cash outflow in the same period of 2017. We purchased fixed asset for RMB 5.6 million and received RMB 70,000 from disposal of two vehicles in the six months ended June 30, 2017.

Cash flows from financing activities.

Net cash generated from financing activities was RMB 8.0 million cash inflow for the six months ended June 30, 2018 comparing with of RMB 4.0 million for the same period of 2017, primarily due to the proceeds from the issuance of share capital.

Cash and bank balances were RMB 6.0 million as of June 30, 2018, as compared to RMB 167,000 as of June 30, 2017.

As of June 30, 2018, our total outstanding bank loan amounts were nil.

In our opinion, our working capital, including our cash, income and cash flows from operations, is sufficient for our present requirements.

However, we may sell additional equity or obtain credit facilities to enhance our liquidity position or to increase our cash reserve for future acquisitions and capital equipment expenditures. The sale of additional equity would result in further dilution to our shareholders. The incurrence in indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot provide assurance that financing will be available in amounts or on terms acceptable to us, if at all.

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Inventory Management

Our inventory is comprised of raw materials, work in progress and finished goods. Raw materials are purchased from our suppliers located in Fujian, Guangdong and Jiangxi Provinces and comprise mainly of clay, coal, colorings, and glazing materials.

We have sufficient raw materials to support, on average, three weeks of production at any point in time. This helps to minimize any potential delays in our production process which may arise due to insufficient raw materials. Our production of ceramic tiles is based on customers’ orders. In doing so, we minimize storage space and maintain a relatively low inventory level of finished products. Our inventory turnover for the six months ended June 30, 2018 and 2017 are as follows:

	June 30, 2017	June 30, 2018
Inventories (RMB’000)	195,242	183,741
Inventory turnover (days) (1)	107	109

(1)	The average inventory turnover is computed based on the formula: (simple average opening and closing inventories balance in a half year / cost of sales) × 181 days.

Write down of inventory for the six months ended June 30, 2018 and 2017 was RMB 0.

Credit Management

Credit terms to our customers

We typically extend credit terms of approximately 90 days to our customers. We will grant credit terms based on the reputation, creditworthiness, size of orders, payment records and number of years we have done business with the customer. We do not have a product return policy. Considering the challenging market conditions in China’s real estate industry, we extended the collection period to 150 days to address funding pressures of our distributors since the year ended December 31, 2012. Other customers were granted a credit period of 90 days in the years ended December 31, 2013 and 2012 and extended to 120 days in the year ended December 31, 2014.

Personnel from our sales and marketing department typically conduct visits to new customers to evaluate their credit worthiness before entering into any arrangements with them. In addition, as Hengda was awarded the top 500 brand, we increased the deposit required from new distributors from RMB 0.4 million to RMB 1.0 million.

Our average trade receivables’ turnover for the six months ended June 30, 2018 and 2017 are as follows:

	June 30, 2017	June 30, 2018
Trade receivables (RMB’000)	563,151	479,389
Trade receivables turnover (days) (1)	300	221

(1)	The average trade receivables’ turnover is computed based on the formula: (simple average opening and closing trade receivables balance, net of value-added tax in a half year / revenue) × 181 days.

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Credit terms from our suppliers

Our typical credit terms from our major suppliers are from 1 to 4 months after the raw materials have been delivered. Our average trade payables’ turnover days for the six months ended June 30, 2018 and 2017 are as follows:

	2017	2018
Trade payables (RMB’000)	90,976	81,878
Trade payables turnover (days) (1)	43	50

(1)	The average trade payables’ turnover is computed based on the formula: (simple average opening and closing trade payables balance, net of value-added tax in a half year / purchases) × 181 days.

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance arrangements and have not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

Impact of Inflation

The general annual inflation rate in China was approximately 1.44% in 2015, 3.02% in 2016, and 2.0% in 2017 according to the National Bureau of Statistics. Our results of operations may be affected by inflation, particularly rising prices for energy, labor costs, raw materials and other operating costs.

Critical Accounting Policies and Judgment

The preparation of the condensed consolidated interim financial statements, which have been prepared in accordance with International Accounting Standard (“IAS”) as issued by the International Accounting Standards Board (“IASB”), requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates and judgments are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may materially differ from these estimates under different assumptions or conditions.

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See Note 2 to our condensed consolidated interim financial statements, “Basis of Preparation and Summary of Significant Accounting Policies.”

The condensed consolidated interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2017 annual financial statements, except for those that relate to new standards or interpretations effective for the first time for periods beginning on or after January 1, 2018. This is the first set of our financial statements in which IFRS 9 and IFRS 15 have been adopted. Details of any changes in accounting policies are set out in Note 3 to our condensed consolidated interim financial statements.

Critical accounting estimates and assumptions

We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The key sources of estimation uncertainty and key assumptions concerning the future at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Useful lives and impairment assessment of property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and identified impairment losses. The estimation of useful lives impacts the level of annual depreciation expenses recorded. Property, plant and equipment are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires management’s estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the relevant asset’s carrying amount is written down to the recoverable amount and the amount of the write-down is charged against profit or loss.

Useful lives and impairment assessment of investment property

Investment properties are stated at cost less accumulated depreciation and identified impairment losses. The estimation of useful lives impacts the level of annual depreciation expenses recorded. Investment properties are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires management’s estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the relevant asset’s carrying amount is written down to the recoverable amount and the amount of the write-down is charged against profit or loss.

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Impairment loss recognized in respect of property, plant and equipment

As of June 30, 2018 and December 31, 2017, the carrying amount of property, plant and equipment was approximately RMB 81,631,000 and RMB 87,316,000, respectively. No impairment loss was recognized against the carrying amount of property, plant and equipment in the six months ended June 30, 2017, an impairment loss of approximately RMB 33,653,000 was recognized in the year ended December 31, 2017, and there was no further impairment loss in the six months ended June 30, 2018. Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of investment property

As of June 30, 2018 and December 31, 2017, the carrying amount of investment property was approximately RMB 4,926,000 and RMB 4,994,000, respectively. No impairment loss was recognized against the carrying amount of investment property in the six months ended June 30, 2017, an impairment loss of approximately RMB 1,617,000 was recognized in the year ended December 31, 2017, and there was no further impairment loss in the six months ended June 30, 2018. Determining whether investment property is impaired requires an estimation of the recoverable amount of the investment property. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of land use rights

As of June 30, 2018 and December 31, 2017, the carrying amount of land use rights was approximately RMB 4,310,000 and RMB 4,364,000, respectively. No impairment loss was recognized against the carrying amount of land use rights in the six months ended June 30, 2017, an impairment loss of approximately RMB 1,413,000 was recognized in the year ended December 31, 2017, and there was no further impairment loss in the six months ended June 30, 2018. Determining whether land use rights are impaired requires an estimation of the recoverable amount of the land use rights. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results.

Income tax

The Company has exposure to income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Impairment of financial assets

The Company recognizes a loss allowance for expected credit loss (“ECL”) on financial assets which are subject to impairment under IFRS 9 (including trade and other receivables, amounts due from related parties, restricted cash, bank balances and cash). The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

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Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessment are done based on the Company’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Company applies the IFRS 9 simplified approach to measure ECL which uses a lifetime ECL for all trade receivables. The ECL on these assets are assessed individually for debtors with significant balances and/or collectively using a provision matrix with appropriate groupings.

For all other instruments, the Company measures the loss allowance equal to 12m ECL, unless when there has been a significant increase in credit risk since initial recognition, the Company recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

The Company recognizes bad debts of RMB 106.4 million and nil in the six months ended June 30, 2018 and 2017, respectively.

Net realizable value of inventories

Net realizable value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of a similar nature. It could change significantly as a result of various market factors.

Share-based payment transaction

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them.

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Exhibits

Exhibit No.	Description
99.1	Press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 27, 2018

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name: Hen Man Edmund
Title: Chief Financial Officer

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